Exhibit 99.1

EVAXION BIOTECH A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

	Three Months Ended
	March 31,
	2021	2020

	(USD in thousands, except per
	share amounts)
Operating expenses:
Research and development	$3,893	$2,510
General and administrative	1,282	781
Total operating expenses	5,175	3,291
Operating loss	(5,175)	(3,291)

Finance income	972	16
Finance expenses	(297)	(4)
Net loss before tax	(4,500)	(3,279)
Income tax benefit	407	180
Net loss for the period	$(4,093)	$(3,099)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(4,093)	$(3,099)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	29	—
Tax on other comprehensive income	(6)	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency	(758)	(180)
Other comprehensive loss for the period, net of tax	$(735)	$(180)
Total comprehensive loss	$(4,828)	$(3,279)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S	$(4,828)	$(3,279)
Loss per share – basic and diluted	$(0.23)	$(0.20)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

	March 31,	December 31,
	2021	2020

	(USD in thousands)
ASSETS
Non-current assets
Intangible assets	$96	$100
Deferred tax assets	179	262
Property and equipment	1,600	221
Government grants receivables	133	194
Tax receivables	232	—
Leasehold deposits	193	238
Total non-current assets	2,433	1,015

Current assets
Prepayments and other receivables	3,901	1,971
Deferred offering costs	—	1,729
Leasehold deposits	19	—
Tax receivables	1,612	1,416
Cash and cash equivalents	26,955	5,834
Total current assets	32,487	10,950
TOTAL ASSETS	$34,920	$11,965

EQUITY AND LIABILITIES
Share capital	$3,132	$2,648
Other reserves	55,745	31,669
Accumulated deficit	(31,078)	(27,279)
Total equity	27,799	7,038

Non-current liabilities
Lease liabilities	1,053	—
Provisions	52	—
Total non-current liabilities	1,105	—

Current liabilities
Lease liabilities	55	20
Trade payables	3,408	2,646
Other payables	2,553	2,261
Total current liabilities	6,016	4,927
Total liabilities	7,121	4,927
TOTAL EQUITY AND LIABILITIES	$34,920	$11,965

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	deficit	equity

	(USD in thousands)

Equity at December 31, 2020		$2,648	$31,443	$226	$(27,279)	$7,038
Net loss for the period		—	—	—	(4,093)	(4,093)
Other comprehensive income		—	—	(729)	—	(729)
Tax effects on other comprehensive income		—	—	(6)	—	(6)
Share-based compensation	5	—	—	—	294	294
Issuance of shares for cash		484	29,516	—	—	30,000
Transaction costs		—	(4,705)	—	—	(4,705)
Equity at March 31, 2021		$3,132	$56,254	$(509)	$(31,078)	$27,799

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	deficit	equity

	(USD in thousands)

Equity at December 31, 2019		$2,481	$22,862	$(169)	$(15,812)	$9,362
Net loss for the period		—	—	—	(3,099)	(3,099)
Other comprehensive income		—	—	(180)	—	(180)
Share-based compensation	5	—	—	—	680	680

Equity at March 31, 2020		$2,481	$22,862	$(349)	$(18,231)	$6,763

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Three Months Ended
	March 31,
	2021	2020

	(USD in thousands)

Operating activities:
Net loss for the period	$(4,093)	$(3,099)
Adjustments for non-cash items	(978)	507
Interest paid	(2)	—

Cash flow from operating activities before changes in working capital	(5,073)	(2,592)
Cash flow from changes in working capital:
Changes in net working capital	1,038	(358)
Net cash used in operating activities	(4,035)	(2,950)

Investing activities:
Investment in intangible assets	(60)	—
Purchase of property, plant and equipment	(282)	(64)
Receipt (payment) of non-current financial assets – leasehold deposits	15	(17)
Net cash used in investing activities	(327)	(81)

Financing activities:
Proceeds from issuance of shares	27,900	—
Transaction costs related to issuance of shares	(2,605)	—
Leasing installments	(43)	(18)
Net cash provided by/ (used in) financing activities	25,252	(18)

Net increase/ (decrease) in cash and cash equivalents	20,890	(3,049)
Cash and cash equivalents at January 1	5,834	9,559
Exchange rate adjustments on cash and cash equivalents	231	(165)
Cash and cash equivalents at March 31	$26,955	$6,345

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1. General Company Information

Evaxion Biotech A/S (the “Company” or “Evaxion”) is an artificial intelligence (“AI”)-immunology platform company that uses its proprietary AI technology, engineering expertise and drug development know-how to simulate the human immune system and generate predictive models to identify and develop efficacious immunotherapies for patients in the global market. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark.

The unaudited condensed consolidated interim financial statements of Evaxion Biotech and its subsidiary (collectively, the “Group”) for the three months ended March 31, 2021 and 2020, were approved, and authorized for issuance, by the Audit Committee of the board of directors on May 11, 2021.

Stock Split and bonus share issuance

On January 4, 2021, the Company’s board of directors and shareholders approved (i) a 2-for-1 stock split of its issued and outstanding ordinary shares and (ii) a bonus share issuance in the ratio of 17-for-1 of its issued and outstanding ordinary shares (collectively the “Stock Split”). The Stock Split also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. Accordingly, all share and per share data in the accompanying unaudited consolidated condensed interim financial statements, and notes thereto, have been retroactively adjusted for all periods presented, as applicable, to give effect to the stock split, the bonus share issuance and the reduction in nominal value of our ordinary shares, with the corresponding impact on share capital and share premium. Retrospective effect has also been given with respect to the share and per share data for the warrants and convertible debt instruments.

Initial Public Offering

On February 5, 2021, the Company completed an initial public offering (“IPO”), which resulted in the listing of American Depository Shares (“ADS”) representing the company’s ordinary shares, under the symbol “EVAX” in the United States on The NASDAQ Capital Market. The gross proceeds from the IPO were $30.0 million, and net proceeds were $27.9 million after deducting underwriting discounts and commissions and before deducting fees and expenses payable by the Company.

Note 2. Summary of Significant Accounting Policies

Basis of preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 2 of the audited financial statements as of and for the year ended December 31, 2020. As of January 1, 2021, the following accounting policy in respect of foreign currency translation is now relevant:

Intragroup receivables to foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future are treated as part of the net investment, and the gain or loss on foreign currency translation of such receivables is recognized in other comprehensive income and classified as part of the foreign currency translation reserve.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Deferred Offering Costs

Offering costs, consisting of legal, accounting, printer and filing fees of $2.6 million were directly attributable to the issuance of new shares relating to the Company’s IPO and were offset against proceeds from the IPO upon the effectiveness of the offering.

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at March 31, 2021 and have not been adopted for these financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2023)
●	Amendment to IAS 37 Provisions, contingent liabilities and contingent assets, Onerous Contracts— Cost of Fulfilling a Contract (January 1, 2022)
●	Amendments to IAS 16 Property, Plant and Equipment, proceeds before intended use (January 1, 2022)
●	Annual Improvements 2018-2020 (January 1, 2022)
●	Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)
●	Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)
●	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond June 30, 2021 (April 1, 2021)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 3. Significant Accounting Judgements, Estimates, and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to share-based compensation. See Note 5 below for additional information regarding stock-based compensation.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 4. Significant Events in the Reporting Period

Impact from COVID-19

The Company is closely monitoring the potential impact of COVID-19 on the 2021 financial results and cash flows and beyond. The Company’s top priority remains the health and safety of its staff and the patients in the studies. The Company maintains compliance with government and health authorities. Additionally, we have adapted the way in which we work to ensure we are doing our part in reducing transmission of COVID-19.

The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of our ongoing research activities and human clinical trials. The Company has not experienced a materially negative impact from COVID-19. As of March 31, 2021, the impact of the COVID-19 pandemic continues to unfold. As events continue to evolve and additional information becomes available, our estimates may change materially in the future.

While business travel has been suspended, the Company has remained active and effective in the process of raising capital with institutional investors by conducting key meetings on a virtual basis.

Stock Split

On January 4, 2021, the Company effected the Stock Split resulting in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1.

Initial Public Offering

On February 5, 2021, the Company completed its IPO. Refer to Note 1 for further details.

Note 5. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior become exercisable upon an exit event, which triggers an immediate vesting, or at any time as determined by the board of directors in accordance with the terms of the plan. The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2020 expire on December 31, 2031. For the three months ended March 31, 2021 and 2020, the number of warrants as a percentage of outstanding ordinary shares was 11.5% and 12.6%, respectively.

On January 4, 2021, the Company effected its Stock Split which also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. In accordance with the anti-dilution provisions of the warrant agreements, the number of warrants was increased by a ratio of 36 and the exercise price was decreased from DKK 2 to 1 DKK. Accordingly, information related to the Company’s warrants, have been retroactively adjusted to reflect the stock split and the bonus shares for all periods presented.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The following schedule specifies the granted warrants:

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants	(DKK)

Warrants granted as at December 31, 2020	2,228,076	DKK 1
Warrants granted	–	1
Warrants forfeited	(7,566)	1
Warrants cancelled	(10,404)	1
Warrants granted as at March 31, 2021	2,210,606	DKK 1
Warrants exercisable as at March 31, 2021	–	—

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants	(DKK)

Warrants granted as at December 31, 2019	1,932,156	DKK 1
Warrants granted	–	1
Warrants forfeited	–	1
Warrants cancelled	(22,032)	1
Warrants granted as at March 31, 2020	1,910,124	DKK 1
Warrants exercisable as at March 31, 2020	–	—

In the interim period ended March 31, 2021, no warrants were granted. Employees will be entitled to receive a number of warrants based on the individual employee’s grade and performance for 2021. The warrants will be granted in December 2021 at the share price at grant date and will vest monthly over 36 months. For the three months ended March 31, 2021 and March 31, 2020, a service cost of $0.3 million and $0.7 million has been recognized respectively, based on the estimated fair value of the warrants expected to be granted.

Subsequent to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. On the other hand, due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

The following are changes in the Company’s share capital for the period ended March 31,2021:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2020	16,198,668	16,198
Capital increase at February 9, 2021 for initial public offering	3,000,000	3,000
Share capital, March 31, 2021	19,198,668	19,198

Note 7. Events After the Reporting Period

No events have occurred as of the date of the authorization of the unaudited condensed consolidated interim financial statements.